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April 1, 2019

Via Edgar Ms. Megan Miller U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Steward Funds, Inc. (the “Company” or the “Funds”) Registration Nos. 002-28174 and 811-01597

Dear Ms. Miller:

On behalf of the Company, this letter is in response to the additional comment you relayed during our March 14, 2019 telephone conference in connection with the Company’s correspondence filed on March 4, 2019 responding to comments from the Securities and Exchange Commission (the “Commission”) staff’s Sarbanes-Oxley review of certain Company filings, including the review of the Company’s annual report to shareholders for the period ended April 30, 2018.

Comments

1.	Comment: In your March 4, 2019 correspondence, you noted that, pursuant to the Class Action and Fair Fund Services Agreement, 6% of Fair Fund amounts received by the Funds at the time they are received by the Funds (after deducting a service fee paid to Robbins Geller Rudman & Dowd LLP (“RGRD”) pursuant to a separate agreement between RGRD and Crossmark Global Investments, Inc. for and on behalf of the Funds) is immediately paid to Crossmark Consulting as compensation for its services with respect to Fair Funds. Please explain supplementally why the service fee paid to RGRD is not considered an operating expense of the Funds and provide the materiality of the amount of the service fees that were paid to RGRD during the past year.

Response: For the information of the Commission staff, although the Funds do not currently account for service fees paid to RGRD as operating expenses of the Funds, in the Funds’ 2018 fiscal year, no Fair Fund amounts were received by the Funds and in the Funds’ current 2019 fiscal year, only one Fund, Steward Large Cap Enhanced Index Fund, has received a Fair Fund amount. The Fair Fund amount received was $130.32, $5.21 of which was deducted as a service fee to RGRD. In future financial statements, including the Funds’ financial statements for the current 2019 fiscal year, the Funds will account for any service fees paid to RGRD as operating expenses of the Funds.

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If you have any questions regarding this response, please call me at (312) 609-7838.

Very truly yours, /s/ Jake W. Wiesen Jake W. Wiesen

cc:	Jim Coppedge (Steward Funds, Inc.) Patricia Mims (Steward Funds, Inc.) John S. Marten (Vedder Price P.C.) James A. Arpaia (Vedder Price P.C.)

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